
07008001

SECURIT[illegible] [illegible]MISSION


SEC MAIL
RECEIVED
PROCESSING
AUG 2 8 2007
WASH. D.C.
190
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB Number:	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-48630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/06 (MM/DD/YY) AND ENDING 6/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Puplava Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10809 Thornmint Road, Second Floor
(No. and Street)

San Diego, California 92127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandy Pappalardo (858) 487-3939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandy Pappalardo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puplava Securities, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



SAMUEL O. FLORES
COMM. #1620848
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
DECEMBER 1, 2009

Signature

CCO, CFO

Title

Notary Public

State of California
County of San Diego
Subscribed and sworn to (or affirmed) before me on this 27th day of Aug. 2007 by SANDY PAPPALARDO
personally known to me, or
✓ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Financial Statements
And
Independent Auditor's Report

June 30, 2007 and 2006

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Puplava Securities, Inc.

We have audited the accompanying statements of financial condition of Puplava Securities, Inc. (A Wholly-owned Subsidiary of Puplava Financial Services, Inc) as of June 30, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puplava Securities, Inc. at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule of computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Boros & Farrington APC
San Diego, California
August 21, 2007

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Financial Condition

June 30, 2007 and 2006

ASSETS

	2007	*2006*
Cash and cash equivalents	$ 6,060	$ 162,489
Securities owned	1,153,848	1,461,630
Due from clearing organization	46,605	39,371
Deposit with clearing organization	100,000	100,000
Refundable income taxes	-	40,079
Furniture and equipment, less accumulated depreciation of $42,318 and $28,966	31,891	15,535
	$1,338,404	$1,819,104

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	*2006*
Liabilities		
Accounts payable and accrued liabilities	$ 7,678	$ 7,416
Securities sold but not yet purchased	176	5,368
Income taxes payable	47,595	-
Deferred income taxes	43,405	319,746
Total liabilities	98,854	332,530
Stockholder's equity		
Common stock, 100,000 shares authorized	30,000	30,000
Paid-in capital	42,793	42,793
Retained earnings	1,166,757	1,413,781
Total stockholder's equity	1,239,550	1,486,574
	$1,338,404	$1,819,104

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Operations

Years Ended June 30, 2007 and 2006

	2007	*2006*
Revenues		
Commissions	$2,242,342	$2,410,315
Fees and other revenues	2,626,188	1,657,201
Investment income (loss)	(378,834)	853,762
Interest	20,721	12,746
Total revenues	4,510,417	4,934,024
Expenses		
Commissions	3,185,504	2,222,338
Compensation and benefits	654,754	633,427
Management fee	428,004	400,000
Clearing charges	425,222	429,349
Information services	117,700	84,981
Outside services	64,001	70,751
Taxes, licenses, and registrations	22,638	17,845
Depreciation and amortization	16,602	9,140
Telephone and postage	13,482	14,244
Other	27,392	9,538
Total expenses	4,955,299	3,891,613
Income (loss) before income taxes	(444,882)	1,042,411
Income tax benefit (expense)	197,858	(435,642)
Net income (loss)	$ (247,024)	$ 606,769

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended June 30, 2007 and 2006

	Common Stock		*Paid-in*	*Retained*
	Shares	*Amount*	*Capital*	*Earnings*
Balance, July 1, 2005	100	$30,000	$ 42,793	$ 807,012
Net income	-	-	-	606,769
Balance, June 30, 2006	100	30,000	42,793	1,413,781
Net loss	-	-	-	(247,024)
Balance, June 30, 2007	100	$30,000	$42,793	$1,166,757

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Cash Flows

Years Ended June 30, 2007 and 2006

	2007	*2006*
Cash flows from operating activities		
Net income (loss)	$(247,024)	$ 606,769
Adjustments to reconcile net income (loss) to net cash from operating activities		
Depreciation and amortization	16,602	9,140
Investment loss (income)	378,834	(853,762)
Changes in operating assets and liabilities		
Due from clearing organization	(7,234)	154,602
Accounts payable and accrued liabilities	262	(157,558)
Deferred income taxes	(290,094)	405,401
Income taxes payable	101,427	(47,786)
Net cash from operating activities	(47,227)	116,806
Cash flows from investing activities		
Capital expenditures	(32,958)	(935)
Securities owned	(71,052)	34,610
Securities sold, but not yet purchased	(5,192)	(310)
Net cash from investing activities	(109,202)	33,365
Net increase (decrease) in cash and cash equivalents	(156,429)	150,171
Cash and cash equivalents		
Beginning of year	162,489	12,318
End of year	$ 6,060	$ 162,489
Supplemental disclosure of cash flow information		
Taxes paid	$ 800	$ 78,027

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Puplava Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. The Company's revenues are primarily derived from commissions on sales of mutual funds, variable annuities, stocks, and bonds. Commission revenue is recorded on a trade date basis.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5 years).

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2007 and 2006.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2007 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2007 and 2006.

Reclassifications. Certain prior year financial statement classifications have been reclassified to conform with the current year's presentation.

2. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Notes to Financial Statements

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2007	*2006*
Computed "expected" federal income tax benefit (expense)	$ 151,260	$(354,420)
State income tax, net of federal benefit	26,693	(60,460)
Change in tax rates and valuation allowance	19,905	(20,762)
Income tax benefit (expense)	$ 197,858	$(435,642)

At June 30, 2007 and 2006, the Company had net deferred tax assets and liabilities as follows:

	2007	*2006*
Effect of cash method for income taxes	$ (15,535)	$ (13,676)
Unrealized investment (income) loss	(14,117)	(305,588)
Accelerated depreciation	(13,753)	(482)
Deferred tax asset (liability), net	$ (43,405)	$(319,746)

3. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Puplava Financial Services, Inc. ("PFS"). PFS is a registered investment advisor which clears certain securities transactions through the Company. PFS provided the Company with the use of certain facilities and administrative assistance. PFS charged the Company a management fee of $428,004 in fiscal 2007 and $400,000 in fiscal 2006.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2007 was 0.1469 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2007, the Company had net capital of $672,909 which was $572,909 in excess of the amount required by the SEC.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

*****

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Computation of Net Capital
Pursuant to Rule 15c3-1

June 30, 2007

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$1,239,550	$1,264,696	$(25,146)
Less non-allowable assets			
Furniture and equipment	31,891	39,373	7,482
Net capital before charges on security positions	1,207,659	1,225,323	(17,664)
Less charges on security positions			
Securities owned	499,225	499,225	-
Undue concentration	35,525	35,393	(132)
Net capital	$ 672,909	$ 690,705	$(17,796)
Total aggregate indebtedness	$ 98,854	$ 81,190	$ 17,664
Ratio of aggregate indebtedness to net capital	0.1469	0.1175	
Minimum net capital required	$100,000	$100,000	

Note: The differences result primarily from audit adjustments to income taxes and depreciation.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Puplava Securities, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Puplava Securities, Inc. (the "Company") for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 21, 2007

END